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United States SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . . 9.90

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

Imperial Tobacco Group PLC
(Translation of registrant's name into English)

Upton Road
Bristol
BS99 7UJ
England
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐    No  ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date: July 1, 2003	By:	/s/ TREVOR M. WILLIAMS Trevor M. Williams Assistant Company Secretary

Attached to this 6-K are the following items:

Exhibit

1.
Directors Declaration—June 3, 2003

2.
Directors Shareholding—June 6, 2003

3.
Notice of Filing of Interim Results—June 6, 2003

4.
Amended Directors Declaration—June 12, 2003

Following the announcement, on 16 May 2003, of the appointment of Dr. Frank Rogerson and Mr. David Cresswell to the Board of Imperial Tobacco Group PLC, with effect from 1 June 2003, the information below is given in compliance with rule 16.4 of the Financial Services Authority Listing Rules.

Dr. Rogerson has not held any Directorships in publicly quoted companies over the five years preceding the date of his appointment.

Dr. Rogerson:

(i)
Is not currently in a partnership nor has he been in a partnership within the 5 years immediately preceding his appointment.

(ii)
Does not have any unspent convictions in relation to indictable offences.

(iii)
Has not been declared bankrupt or made any voluntary arrangements with his creditors.

(iv)
Has not been a director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

(v)
Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

(vi)
Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

(vii)
Has not been publicly criticised by any statutory or regulatory authority (including any recognised professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

The Company was advised that upon the appointment becoming effective Dr. Rogerson had the following share interests over ordinary shares of 10p each in the Company:

Ordinary shares	Sharesave options	Contingent Rights	Aggregate Companies Act interest
70,270	2,008	80,904	153,182

Mr. Cresswell has not held any Directorships in publicly quoted companies over the five years preceding the date of his appointment.

Mr. Cresswell:

(i)
Is not currently in a partnership nor has he been in a partnership within the 5 years immediately preceding his appointment.

(ii)
Does not have any unspent convictions in relation to indictable offences.

(iii)
Has not been declared bankrupt or made any voluntary arrangements with his creditors.

(iv)
Has not been a director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

(v)
Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

(vi)
Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

(vii)
Has not been publicly criticised by any statutory or regulatory authority (including any recognised professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

The Company was advised that upon the appointment becoming effective Mr. Cresswell had the following share interests over ordinary shares of 10p each in the Company:

Ordinary shares	Sharesave options	Contingent Rights	Aggregate Companies Act interest
69,349	2,008	75,940	147,297

On appointment Dr. Rogerson and Mr. Cresswell acquired a non-beneficial interest in 550,592 ordinary shares of 10p each in the Company, held by the Company's Employee and Executive Benefit Trust, as potential beneficiaries of that Trust.

In addition the Company was today advised that the Trustees of the Company's Employee and Executive Benefit Trust acquired ordinary shares of 10p each in the Company as detailed below and the Directors (Messrs Gareth Davis, Robert Dyrbus, Manfred Haussler, Frank Rogerson and David Cresswell) being potential beneficiaries under the Trust are deemed to have acquired a non-beneficial interest in such shares. The shares were transferred at market value from the Imperial Tobacco Group PLC 2001 Employee Benefit Trust.

Date of acquisition	Number acquired
2 June 2003	160,860

It is intended that the acquired shares will be used to satisfy awards made under the Company's share schemes.

As a result of the above the Trust holds a total of 711,452 ordinary shares of 10p each in the Company and the Directors being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

T M Williams
Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.
Name of company

  Imperial Tobacco Group PLC

2.
Name of director

  Gareth Davis

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  Holding by director in 2

4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  N/A

5.
Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

  N/A

6.
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  Grant of Savings Related Share Option

7.
Number of shares/amount of stock acquired

  N/A

8.
Percentage of issued class

  N/A

9.
Number of shares/amount of stock disposed

  N/A

10.
Percentage of issued class

  N/A

11.
Class of security

  N/A

12.
Price per share

  N/A

13.
Date of transaction

  N/A

14.
Date company informed

  N/A

15.
Total holding following this notification

  260,982

16.
Total percentage holding of issued class following this notification

  0.03579

If a director has been granted options by the company please complete the following boxes.

17.
Date of grant

  4 June 2003

18.
Period during which or date on which exercisable

  1 August 2008–31 January 2009

19.
Total amount paid (if any) for grant of the option

  Nil

20.
Description of shares or debentures involved: class, number

  774 ordinary shares of 10p each

21.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  £8.22 per share

22.
Total number of shares or debentures over which options held following this notification

  312,010 (Including Contingent Rights)

23.
Any additional information

  None

24.
Name of contact and telephone number for queries

  T M Williams, Assistant Company Secretary 0117 933 7410

25.
Name and signature of authorised company official responsible for making this notification

  T M Williams, Assistant Company Secretary

Date of Notification

  6 June 2003

1.
Name of company

  Imperial Tobacco Group PLC

2.
Name of director

  Robert Dyrbus

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  Holding by director in 2

4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  N/A

5.
Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

  N/A

6.
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  Grant of Savings Related Share Option

7.
Number of shares/amount of stock acquired

  N/A

8.
Percentage of issued class

  N/A

9.
Number of shares/amount of stock disposed

  N/A

10.
Percentage of issued class

  N/A

11.
Class of security

  N/A

12.
Price per share

  N/A

13.
Date of transaction

  N/A

14.
Date company informed

  N/A

15.
Total holding following this notification

  184,993

16.
Total percentage holding of issued class following this notification

  0.02537

If a director has been granted options by the company please complete the following boxes.

17.
Date of grant

  4 June 2003

18.
Period during which or date on which exercisable

  1 August 2006–31 January 2007

19.
Total amount paid (if any) for grant of the option

  Nil

20.
Description of shares or debentures involved: class, number

  675 ordinary shares of 10p each

21.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  £8.22 per share

22.
Total number of shares or debentures over which options held following this notification

  193,244 (Including Contingent Rights)

23.
Any additional information

  None

24.
Name of contact and telephone number for queries

  T M Williams, Assistant Company Secretary 0117 933 7410

25.
Name and signature of authorised company official responsible for making this notification

  T M Williams, Assistant Company Secretary

Date of Notification

  6 June 2003

1.
Name of company

  Imperial Tobacco Group PLC

2.
Name of director

  Manfred Haussler

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  Holding by director in 2

4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  N/A

5.
Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

  N/A

6.
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  Grant of Savings Related Share Option

7.
Number of shares/amount of stock acquired

  N/A

8.
Percentage of issued class

  N/A

9.
Number of shares/amount of stock disposed

  N/A

10.
Percentage of issued class

  N/A

11.
Class of security

  N/A

12.
Price per share

  N/A

13.
Date of transaction

  N/A

14.
Date company informed

  N/A

15.
Total holding following this notification

  18,265

16.
Total percentage holding of issued class following this notification

  0.00250

If a director has been granted options by the company please complete the following boxes.

17.
Date of grant

  4 June 2003

18.
Period during which or date on which exercisable

  1 August 2006–31 January 2007

19.
Total amount paid (if any) for grant of the option

  Nil

20.
Description of shares or debentures involved: class, number

  1,125 ordinary shares of 10p each

21.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  £8.22 per share

22.
Total number of shares or debentures over which options held following this notification

  47,911 (Including Contingent Rights)

23.
Any additional information

  None

24.
Name of contact and telephone number for queries

  T M Williams, Assistant Company Secretary 0117 933 7410

25.
Name and signature of authorised company official responsible for making this notification

  T M Williams, Assistant Company Secretary

Date of Notification

  6 June 2003

A copy of Imperial Tobacco Group PLC's Interim Report 2003 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Imperial Tobacco Group PLC (the issuer) advises that the following replaces the Directors' Declaration announcement released 3 June 2003 at 9.49 a.m., RNS Number 8422L.

Dr. Rogerson's ordinary shareholding should read 66,270 not 70,270 and his aggregate Companies Act interest should read 149,182 not 153,182 as previously stated.

All other information remains unchanged.

The full-amended text appears below:

Following the announcement, on 16 May 2003, of the appointment of Dr. Frank Rogerson and Mr. David Cresswell to the Board of Imperial Tobacco Group PLC, with effect from 1 June 2003, the information below is given in compliance with rule 16.4 of the Financial Services Authority Listing Rules.

Dr. Rogerson has not held any Directorships in publicly quoted companies over the five years preceding the date of his appointment.

Dr. Rogerson:

(i)
Is not currently in a partnership nor has he been in a partnership within the 5 years immediately preceding his appointment.

(ii)
Does not have any unspent convictions in relation to indictable offences.

(iii)
Has not been declared bankrupt or made any voluntary arrangements with his creditors.

(iv)
Has not been a director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

(v)
Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

(vi)
Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

(vii)
Has not been publicly criticised by any statutory or regulatory authority (including any recognised professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

The Company was advised that upon the appointment becoming effective Dr. Rogerson had the following share interests over ordinary shares of 10p each in the Company:

Ordinary shares	Sharesave options	Contingent Rights	Aggregate Companies Act interest
66,270	2,008	80,904	149,182

Mr. Cresswell has not held any Directorships in publicly quoted companies over the five years preceding the date of his appointment.

Mr. Cresswell:

(i)
Is not currently in a partnership nor has he been in a partnership within the 5 years immediately preceding his appointment.

(ii)
Does not have any unspent convictions in relation to indictable offences.

(iii)
Has not been declared bankrupt or made any voluntary arrangements with his creditors.

(iv)
Has not been a director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

(v)
Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

(vi)
Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

(vii)
Has not been publicly criticised by any statutory or regulatory authority (including any recognised professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

The Company was advised that upon the appointment becoming effective Mr. Cresswell had the following share interests over ordinary shares of 10p each in the Company:

Ordinary shares	Sharesave options	Contingent Rights	Aggregate Companies Act interest
69,349	2,008	75,940	147,297

On appointment Dr. Rogerson and Mr. Cresswell acquired a non-beneficial interest in 550,592 ordinary shares of 10p each in the Company, held by the Company's Employee and Executive Benefit Trust, as potential beneficiaries of that Trust.

In addition the Company was today advised that the Trustees of the Company's Employee and Executive Benefit Trust acquired ordinary shares of 10p each in the Company as detailed below and the Directors (Messrs Gareth Davis, Robert Dyrbus, Manfred Haussler, Frank Rogerson and David Cresswell) being potential beneficiaries under the Trust are deemed to have acquired a non-beneficial interest in such shares. The shares were transferred at market value from the Imperial Tobacco Group PLC 2001 Employee Benefit Trust.

Date of acquisition	Number acquired
2 June 2003	160,860

It is intended that the acquired shares will be used to satisfy awards made under the Company's share schemes.

As a result of the above the Trust holds a total of 711,452 ordinary shares of 10p each in the Company and the Directors being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

T M Williams
Assistant Company Secretary

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SIGNATURES
SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS